Exhibit 99.77C

2017 Annual Shareholder Meeting

The Fund’s 2017 annual meeting of shareholders (“Annual Meeting”) was held on April 20, 2017, for the following purposes:

1.	To elect two (2) Directors to the Board.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2017.

The following directors were elected under Proposal 1: Robert M. Bilkie, Jr. and Phillip J. Hanrahan.  Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2017 calendar year.

Tabulation Report
Proposal 1 – Election of Directors

	For	Withheld
Robert M. Bilkie, Jr.	2,259,446	32,537
Phillip J. Hanrahan	2,236,740	55,243

Proposal 2 –  Selection of Plante & Moran, PLLC

For	Against	Abstain	Withheld
2,267,788	24,252	1,597	0

Total shares issued and outstanding on record date: 3,588,977